Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

PRESS RELEASE

National Penn Media Contact:
Ms. Catharine Bower, VP & Communications Manager
610-369-6618
csbower@natpennbank.com

Christiana Media and Investor Contact:
Mr. Chris J. Cusatis, SVP & CFO
302-888-7730
ccusatis@christianabank.com

 NATIONAL PENN BANCSHARES, INC. RECEIVES
REGULATORY APPROVAL TO ACQUIRE
CHRISTIANA BANK & TRUST COMPANY OF DELAWARE

Boyertown, Pa. and Greenville, Del., November 7, 2007 — National Penn Bancshares, Inc. (Nasdaq: NPBC), the parent company of National Penn Bank, and Christiana Bank & Trust Company (OTCBB: CBTD) announced today that the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Delaware Banking Commissioner have each approved National Penn’s pending acquisition of Christiana.  Pursuant to the terms of the merger agreement, the exchange ratio has been finalized as either $37.69 in cash or 2.241 shares of National Penn common stock for each share of Christiana common stock.  The elections of Christiana stockholders are further subject to allocation procedures that are intended to result in the exchange of 20% of the Christiana shares for cash and the remaining 80% for shares of National Penn common stock.

Christiana stockholders will consider the pending transaction at a special meeting of stockholders to be held on December 14, 2007.  Subject to receipt of Christiana stockholders’ approval and satisfaction of other customary closing conditions, closing is expected to occur on January 4, 2008.

Based upon data as of September 30, 2007, upon completion of the acquisition, National Penn expects to have assets in excess of $5.9 billion and trust assets under administration or management in excess of $7.1 billion.

National Penn and Christiana announced this transaction on June 25, 2007.  The acquisition will further diversify National Penn’s revenue base and add a growing business with the “Delaware Advantage” to the company’s network of banks and financial services companies in Pennsylvania and Maryland.

About National Penn Bancshares, Inc.:

National Penn is a $5.76 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and Peoples Bank of Oxford divisions.  The Peoples Bank of Oxford division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn common stock is traded on the Nasdaq Stock Market under the symbol "NPBC."  Additional information about the National Penn family is available on the company's Web site at www.nationalpennbancshares.com.

About Christiana Bank & Trust Company:

Christiana, headquartered in Greenville, Delaware, is listed on the OTC Bulletin Board under the symbol "CBTD."  As of September 30, 2007, Christiana had $163.7 million in assets, $140.6 million in deposits and 58 employees.  In addition, Christiana had $3.8 billion in trust assets under administration.  Christiana provides personal and commercial banking as well as trust and asset management services from locations in Greenville and Wilmington, Delaware.  In addition, Christiana Corporate Services, Inc., a wholly owned subsidiary of Christiana, provides commercial domicile and agency services in Delaware.  Monarch Management Services LLC, wholly owned by Christiana Corporate Services, Inc., provides commercial domicile services in Delaware.  Christiana Trust Company LLC, a Nevada non-depository trust company, wholly owned by Christiana, provides commercial domicile and trust services in Nevada.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn, Christiana and the combined operations of National Penn and Christiana after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries.  National Penn and Christiana caution readers not to place undue reliance on these statements.

National Penn’s and Christiana’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in the release, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets.  The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  See “Additional Information About This Transaction” below.  Neither National Penn nor Christiana makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the transaction, and together with Christiana, has mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Stockholders are urged to read the proxy statement/prospectus because it contains important information.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

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